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                                                 Filed by Aviation Sales Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                          Registrant No. 1-11775


[Aviation Sales Company Logo]

         AVIATION SALES COMPANY ENTERS INTO AGREEMENT WITH NOTEHOLDERS

Miramar, Florida, August 16, 2001 - Aviation Sales Company (NYSE:AVS) today announced that it has entered into an agreement with the holders of approximately 74% of its 8-1/8% Senior Subordinated Notes to restructure those notes. The Company's management believes that the consummation of the restructuring of the notes contemplated by the agreement will significantly deleverage the Company, significantly reduce the debt service relating to the notes, increase working capital and reposition the Company for growth in the market for aviation maintenance, repair and overhaul services.

Roy T. Rimmer, Jr., the Company's Chairman and Chief Executive Officer, stated:
"We believe that the agreement that we have reached with our noteholders will recapitalize our balance sheet and will move the Company substantially closer to financial health. The restructuring will also provide our Company with the needed additional working capital for operations. We appreciate the support of our customers, vendors, debtholders and equity holders and all of the hard work and dedication of our employees, as we have worked through our financial difficulties over the past 18 months. This agreement with our noteholders continues the partnership that we have forged with all of the important constituencies interested in our business, and management believes that it insures our long-term viability and will allow us to continue to focus on the return to financial vitality. We look forward to continuing all of these relationships as we emerge from this period of restructuring."

Under the agreement, the noteholders will exchange their $165 million of old notes for $10 million in cash, $100 million of new five year notes with PIK interest of 8% per annum and 15% of the equity in the restructured company. The new notes will also provide that the holders will receive additional shares of common stock if the new notes are redeemed at a discount prior to maturity. The new notes will automatically convert into shares of common stock equal to 90% of the reorganized entity if the new notes are not paid or redeemed by their maturity date. The notes are redeemable at the Company's option at 70% in 2002, or 72.5% in 2003 of the sum of par plus interest through the date of redemption plus 15% of the common stock of the restructured company and at 73% in 2004, at 75.625% in 2005 or 77.5% in 2006 of the sum of par plus interest accrued through the date of redemption plus 10% of the common stock of the restructured company.

In order to fund the restructuring of the notes, and to provide the Company additional working capital to be used in connection with restructuring, the Company intends to conduct a rights offering of shares of its common stock to all of its existing stockholders to raise $20 million. Lacy Harber, who currently owns approximately 26% of the Company's outstanding common stock, has agreed to provide the Company a standby commitment to purchase any unsold allotments. Investors who purchase the $20 million of new Company shares will receive 80% of the outstanding common stock of the reorganized entity.

Under the terms of the agreement, the Company's existing stockholders will own 5% of the restructured entity. Additionally, as part of the restructuring, the Company's new noteholders and existing stockholders will each as a group be granted warrants at a fixed price determined to purchase an additional 10% of the reorganized company.

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Approval of the note restructuring and the sale of equity in the rights offering will require approval of a majority of the Company's stockholders. Completion of the exchange offer and rights offering will be subject to the requirement that 80% of the holders of the Company's old notes tender their notes in the exchange and consent to the removal of the non-payment covenants contained in the indenture relating to the old notes, approval by the Company's senior lenders and other customary conditions. The restructuring is expected to close by the end of 2001.

As a result of the agreement, the Company has not made the interest payment due on August 15, 2001 with respect to its old notes. In the agreement, the holders of more than a majority of the outstanding notes have agreed to waive the default arising as a result of the failure to pay the current interest payment. Further, the Company's senior lenders have agreed to forbear on the default in the Company's senior loan agreements resulting from the failure to make the note interest payment.

The Company intends in the near future to file registration statements relating to the note exchange offer and the rights offering. These filings will contain important information about the Company, the exchange offering, the rights offering and related matters. Noteholders, stockholders and other interested parties are urged to read the Company's filings with the SEC, including the registration statements once they are filed, for information regarding the Company, the note exchange offer and the rights offering. The prospectus and consent solicitation, the related letter of transmittal and certain other documents related to the exchange offer will be made available to all noteholders and the prospectus relating to the rights offering will be made available to all holders of common stock, at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov. The
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notes and shares of common stock to be offered in the note exchange offer and the shares of common stock to be offered in the rights offering may not be sold prior to the time that the Company's registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the notes or the shares of common stock to be offered in the rights offering in any state where such offer, solicitation or sale would be unlawful.
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Aviation Sales Company is a leading independent provider of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines and maintenance and repair facilities. The Company currently operates four MR&O businesses: TIMCO, which, with its five locations, is one of the largest independent providers of heavy aircraft maintenance services in North America; Aerocell Structures, which specializes in the MR&O of airframe components, including flight surfaces; Aircraft Interior Design, which specializes in the refurbishment of aircraft interior components; and TIMCO Engine Center, which refurbishes JT8D engines. The Company also operates TIMCO Engineered Systems, which provides engineering services to our MR&O operations and our customers.

Aviation Sales Company Safe Harbor Statement:
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This press release contains certain forward-looking statements, including statements regarding the completion of the restructuring and the expected impact on the Company's financial condition. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and those identified below, could adversely affect the Company's ability to obtain these results: the Company's ability to satisfy the conditions to the restructuring, the exchange offer and the rights offering; the Company's ability to continue to generate sufficient working capital to meet its operating requirements, the Company maintaining good working relationships with its vendors and customers, the Company's ability to achieve gross margins at which it can be profitable, including margins on services the Company performs on a fixed price basis, competition in the aircraft maintenance, repair and overhaul market, the Company's ability to attract and retain qualified personnel in its business, utilization rates for its MR&O facilities, the Company's ability to effectively manage its business, competitive pricing for the Company's products and services, economic factors which affect the airline industry, and changes in government regulations. Certain of these risks are described in the Company's filings with the Securities and Exchange Commission (SEC). Copies of the Company's SEC filings are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Contact: Roy Rimmer, Chairman/Chief Executive Officer - (954) 538-8900 Morgen-Walke Associates, Gordon McCoun, Lauren Levine - (212) 850-5600 Media contact: Emily Brunner - (212) 850-5600

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